FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	December	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated December 1, 2004 (“SingTel Offers BlackBerry Internet Service for SMEs and Individuals")	Page No 3

Document 1

FOR IMMEDIATE RELEASE

December 1, 2004

SingTel offers BlackBerry Internet Service for SMEs and individuals

Waterloo, ON and Singapore – Small and medium-sized enterprises (SMEs) and retail customers can now subscribe to the BlackBerry Internet Service™ from SingTel. The service operates on SingTel’s GPRS (General Packet Radio Service) network to deliver email to customers automatically.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

Mr. Paul Kitchin, SingTel’s Vice President, Consumer Marketing, said: “Email is one of the most preferred communications tools around today1. Increasingly, the demand is for access to email even when a user is away from his office or home PC.”

“Most SMEs here often outsource their IT functions and they might not have the space or resources to put in an additional server to integrate with their corporate email and have these pushed wirelessly to them. BlackBerry Internet Service from SingTel is thus a safe, efficient and convenient way for them to manage their email on the go. They need not have to worry about missing an important email from a client, and they can be kept in the loop of business developments via email at all times.”

“For individuals who love being able to access their email for personal purposes, it is also a cost-effective way of making sure they do not miss out on a message from their contacts or friends wherever they are.”

“There are many advantages to ‘always on’ wireless email access and SingTel is pleased that our SME and individual customers can now share in the growing wireless email market.”

The BlackBerry® handheld also functions as a mobile phone, a personal organizer and offers wireless Internet access capabilities.

In December 2004, SingTel will be offering its customers the new BlackBerry 7290™ handheld. It boasts Bluetooth® support for hands-free voice communications and comes with 32MB of memory for application and data storage and an enhanced screen and keyboard. The quad-band handheld also allows users to roam among North America, Europe and Asia Pacific*.

-more-

The BlackBerry 7290 also embraces the powerful features of the BlackBerry 7200 Series, including a compact and ergonomic handheld design, high-resolution color screen that supports over 65,000 colors, easy-to-use QWERTY keyboard, thumb-operated navigation trackwheel, excellent battery performance, plus integrated support for corporate and personal email, phone, text messaging, PIM, Internet and intranet applications.

Mr. Kitchin said: “Our customers can look forward to SingTel’s robust GPRS network and strong international roaming capabilities for support when they subscribe to our BlackBerry service. Currently, we offer GPRS roaming to over 100 networks in more than 90 destinations worldwide.”

SingTel also offers the BlackBerry Enterprise Solution™ for corporate customers. The take-up for the service has been very encouraging since its launch in July this year.

Corporate customers who also wish to subscribe to BlackBerry Internet Service can approach their SingTel Corporate Account Manager or call 1800 733 7788 for more details.

Developed by Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), BlackBerry is deployed by thousands of corporations worldwide. The company recently announced that it has exceeded two million active wireless subscribers worldwide.

Media Contacts:
Andrienne Tho (Ms)
Corporate Communications Manager
Tel: +65 6838 4934
Hp: +65 9678 3697
Email: andrienne@singtel.com

Marisa Conway
Brodeur Worldwide for RIM
+ 1 212 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

* Check with SingTel for international roaming services.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

1 According to a recent survey by the Economist Intelligence Unit, email is king when it comes to communication tools for conducting business. A total of 84 per cent of the survey respondents said that while on the road, email is the application they prefer when traveling on business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	December 1, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller